UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2026

Megan Boston
Chief Financial Officer
Benitec Biopharma Inc.
3940 Trust Way
Hayward, California 94545

Re: Benitec Biopharma Inc.
Form 10-K for Fiscal Year Ended June 30, 2025
File No. 001-39267

Dear Megan Boston:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences